UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Tenedor Corporation

and

Manitou BF S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

Marcel Claude Braud

Bruno Fille

Manitou BF S.A.

Tenedor Corporation

Z1 430 Route l’Aubiniere

BP 249

Ancenis Cedex, France 44158

+33 (2) 40-09-10-11

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ethan A. Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 shares of common stock, par value $0.10 per share, of Gehl Company outstanding on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,928.47	Filing Party: Tenedor Corporation and Manitou BF S.A.
Form or Registration No.: Schedule TO	Date Filed: September 8, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 to Schedule TO (this “Amendment No. 8”) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule TO, as previously amended (the “Schedule TO”). This Amendment No. 8 and the Schedule TO relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”) and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 8 and Schedule TO also relate to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent.

This Amendment No. 8 is being filed on behalf of Parent and Purchaser to amend and supplement Items 11 and 13 of the Schedule TO.

Item 13 is amended and supplemented by replacing the twenty-sixth paragraph under the subsection entitled “Special Factors – Background of the Offer” (on page 15 of the Offer to Purchase) with the following text:

On May 14, 2008, the Company Board met and, in consultation with Baird and Foley, discussed the written indication of interest submitted by Parent. The Company Board was advised that Parent would withdraw its proposal if the Company were to solicit other potential bidders for the Company and the exclusivity request was discussed. Baird reviewed with the Company Board materials provided to the directors in advance of the meeting, including Baird’s preliminary valuation analyses as well as Baird’s judgment of the other potential strategic partners for a business combination transaction involving the Company and their ability to finance and complete such a transaction. Foley reviewed for the directors their fiduciary duties under Wisconsin law in connection with the consideration of a transaction such as that proposed by Parent. At the conclusion of the meeting, the Company’s management was directed to continue non-exclusive discussions with Parent.

Item 13 is amended and supplemented by replacing the thirty-second paragraph under the subsection entitled “Special Factors – Background of the Offer” (on page 16 of the Offer to Purchase) with the following text:

On June 13, 2008, the financial advisor of a party (“Counterparty A”) interested in a business combination transaction involving the Company contacted Baird and indicated that Counterparty A was interested in submitting an acquisition proposal for the Company with a cash price in the range of $22 to $23 per Share.

Item 13 is amended and supplemented by replacing the first paragraph under the subsection entitled “Special Factors – Opinion of Robert W. Baird & Co. Incorporated” (on page 21 of the Offer to Purchase) with the following text:

The Company Board retained Robert W. Baird & Co. Incorporated, or Baird, as its financial advisor in connection with the Offer and the Merger (together, as used in this section, the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock of the Consideration (as defined below) to be received by such holders. The Company retained Baird because Baird regularly acts as a financial advisor to the Company, and Baird is a well-respected investment banking firm familiar with the Company’s operations and industry.

Item 13 is amended and supplemented by replacing the first sentence under the subsection entitled “Special Factors – Opinion of Robert W. Baird & Co. Incorporated – Analysis – Selected Publicly Traded Company Analysis” (on page 25 of the Offer to Purchase) with the following text:

Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant because, in Baird’s judgment, they had business and financial characteristics more similar to those of the Company than other companies that Baird considered.

Item 13 is amended and supplemented by replacing the first sentence under the subsection entitled “Special Factors – Opinion of Robert W. Baird & Co. Incorporated – Analysis – Selected Acquisition Analysis” (on page 27 of the Offer to Purchase) with the following text:

Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant because, in Baird’s judgment, they had business and financial characteristics more similar to those of the Company than other companies that Baird considered.

Item 13 is amended and supplemented by replacing the subsection entitled “Special Factors – Opinion of Robert W. Baird & Co. Incorporated – Analysis – Discounted Cash Flow Analysis” (on page 28 of the Offer to Purchase) with the following text:

Baird performed a discounted cash flow analysis utilizing the Company’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) from 2008 to 2013, as provided by the Company’s management. In such analysis, Baird calculated the present values of the unlevered free cash flows from 2008 to 2013 by discounting such amounts at rates ranging from 12% to 14% (based on an estimate of the Company’s weighted average cost of capital). Baird calculated the present values of the free cash flows beyond 2013 by assuming terminal values ranging from 7.1x to 8.5x year 2013 EBITDA (based on a review of the Company’s and selected other companies’ trading multiples over time) and based on implied unlevered free cash flow growth rates ranging from 3.0% to 6.3% and discounting the resulting terminal values at rates ranging from 12% to 14%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $24.69 to $32.72 per Share with an average of $28.57 per Share and a median of $28.54 per Share. Baird compared these implied per share equity values with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

Item 13 is amended and supplemented by adding to the end of the third paragraph of the subsection entitled “Special Factors – Independent Appraisals – Appraisal Opinion of Emory & Co., LLC” (on page 30 of the Offer to Purchase) the following text:

The Company did not have a pre-existing relationship with Emory prior to the Transaction. The Company chose Emory as an appraiser based primarily on its reputation as an appraiser, its independence from the Company and its substantial experience in providing opinions, including opinions in transactions similar to the Transaction.

Item 13 is amended and supplemented by replacing the third and fourth paragraphs of the subsection entitled “Special Factors – Independent Appraisals – Appraisal Opinion of Emory & Co., LLC – Acquisition Premium Analysis” (on pages 31 and 32 of the Offer to Purchase) with the following text:

Emory made quantitative and qualitative comparisons of Gehl’s financial, operational and economic information, both historical and projected, with similar information for publicly traded companies. Emory selected publicly traded companies on the basis of operational and economic similarity with Gehl. Financial multiples for Gehl and the guideline companies were calculated based on closing stock prices. This analysis was related to the general market for securities as of September 5, 2008. Emory selected the following eight companies for its guideline public company analysis:

• Caterpillar Inc.	• Alamo Group, Inc.

• CNH Global N.V.	• Terex Corporation

• Oshkosh Corporation	• Deere & Company

• Astec Industries, Inc.	• Komatsu Ltd.

Based on a comparison with publicly traded guideline companies, Gehl’s multiples and ratios appear to be within a reasonable range with the guideline companies. Emory’s calculations of financial statistics, ratios and multiples were based on standard definitions, adjusted for unusual items, which were consistently applied between Gehl and the guideline companies. Gehl’s common stock is actively traded and provides an indication of the stock’s minority market value.

Item 13 is amended and supplemented by replacing the first paragraph of the subsection entitled “Special Factors – Independent Appraisals – Appraisal Opinion of Emory & Co., LLC – Comparable Transaction Analysis” (on page 32 of the Offer to Purchase) with the following text:

Emory performed a comparable transaction analysis by examining six merger and acquisition transactions of companies in lines of business reasonably similar to Gehl. Emory reviewed financial information concerning these transactions, including latest twelve months ratios of enterprise value to sales, enterprise value to EBITDA, price to net income, and price to book value, among other information. This analysis considered Gehl’s particular situation, the specific circumstances of each transaction, and current industry and market conditions.

Item 13 is amended and supplemented by replacing the second paragraph of the subsection entitled “Special Factors – Independent Appraisals – Appraisal Opinion of Emory & Co., LLC – Discounted Cash Flow Analysis” (on page 32 of the Offer to Purchase) with the following text:

Emory calculated the implied present value of Gehl’s debt-free cash flow through the year 2013 and the implied present value of the terminal value as of the end of the year 2013 by applying a terminal year EBITDA multiple. Emory then added the present value of the debt-free cash flows to the present value of the terminal value, subtracted debt and added cash to arrive at the value of Gehl’s equity. In performing this calculation, Emory assumed a capital structure of 40% debt and 60% equity, a weighted-average cost of capital of 12.9%, a terminal EBITDA multiple of 6.5 times, and used financial estimates provided by management through the year 2013 to determine the Company’s debt-free cash flow. Emory’s determination of an appropriate debt to equity ratio and terminal EBITDA multiple was based on an analysis of Gehl’s particular situation, the guideline companies, and current industry and market conditions. The Company is projecting relatively low amounts of free cash flow during the next several years due to capital expenditures associated with building a new plant and working capital increases due to the Company’s projected growth.

Item 13 is amended and supplemented by replacing the first paragraph of the subsection entitled “Special Factors – Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC” (on page 33 of the Offer to Purchase) with the following:

The Company engaged Duff & Phelps, LLC (“Duff & Phelps”) as an independent financial advisor to render an opinion to the Company Board as to the fair value of the common stock of the Company for the purpose of complying with the requirements of section DFI-Sec 6.05 of the regulations of the Wisconsin Department of Financial Institutions in connection with the proposed Offer and Merger (referred to in this section as the “Transaction”). As used in the Duff & Phelps opinion, the term “fair value” means the value of the Shares, excluding any appreciation or depreciation in anticipation of the Transaction, with no minority discount or lack-of-marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts. The Company did not have a pre-existing relationship with Duff & Phelps prior to the Transaction. The Company selected Duff & Phelps because of its independence from the Company and because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation, investment banking, and consulting services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation services, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions, and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of transaction opinions in connection with mergers, acquisitions and other strategic transactions. Duff & Phelps has substantial experience in providing opinions in connection with transactions similar to the Transaction.

Item 13 is amended and supplemented by replacing the second paragraph of the subsection entitled “Special Factors – Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC – Discounted Cash Flow Analysis” (on page 36 of the Offer to Purchase) with the following text:

Duff & Phelps performed a discounted cash flow analysis by adding (1) the present value of projected “free cash flows” for the Company for the fiscal years 2008 through 2017 to (2) the present value of the “terminal value” for the Company as of 2017. “Free cash flow” is defined as cash that is available to either reinvest or to distribute to securityholders and “terminal value” refers to the value of all future cash flows from an asset at a particular point in time. The projected free cash flows that Duff & Phelps used in its analysis were based on financial forecasts and estimates prepared by the management of the Company. Duff & Phelps calculated a terminal value for the Company by capitalizing the expected cash flows after the projection period based on long-term expected annual growth rate of 3.0%, which considers expected growth of the Company, as well as nominal economic expansion over a long time horizon. Duff & Phelps discounted the projected free cash flows and the terminal value for the Company using a weighted average cost of capital ranging from 10.75% to 11.75%. The mid-point of Duff & Phelps weighted average cost of capital range was determined using a capital structure of 25% debt to total capital, a cost of equity of approximately 13.6%, and an after-tax cost of debt of 4.2%.

Item 13 is amended and supplemented by adding to the end of the first paragraph of the subsection entitled “Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC – Selected M&A Transactions Analysis” (prior to the table) (on page 37 of the Offer to Purchase) the following text:

Generally, the purchase prices associated with change of control M&A transactions include premiums paid for control, and for strategic buyers, premiums related to merger synergies.

Item 13 is amended and supplemented by adding a new first paragraph under the subsection entitled “Special Factors – Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC – Summary of Selected Public Company / M&A Transaction Analyses” (on page 37 of the Offer to Purchase) containing the following text:

Duff & Phelps utilized a variety of methods to select the public companies used in its Selected Public Companies Analysis, and to select the transactions used in its Selected M&A Transactions Analysis. These methods included, but were not limited to the following: (1) searched for public companies and target companies in industries similar to Gehl’s industry, including but not limited to “Construction and Farm Machinery and Heavy Trucks” and “Material Handling Machinery and Equipment,” (2) searched for public companies and target companies with business descriptions similar to Gehl’s, and (3) searched for public companies and target companies considered to be competitors of Gehl’s.

Item 13 is amended and supplemented by replacing the table and adding an additional paragraph at the end of the subsection entitled “Other Matters Relating to the Offer and the Merger – Certain Summary Information Concerning the Company – Forward Looking Financial Data” (on page 79 of the Offer to Purchase) with the following table and text:

Summary Projected Financial Performance Data

(internal forecasts for the Company provided to Parent on June 2, 2008 and reconfirmed on July 29, 2008 in the case of the fiscal years ending December 31, 2009, 2010 and 2011 and provided to Parent on July 29, 2008 in the case of the fiscal year ending December 31, 2008)

	Fiscal Year Ending December 31,
	Estimated 2008	Projected 2009	Projected 2010	Projected 2011
	(In thousands)
Net Sales	$394,012	$468,812	$558,491	$656,496
Operating Income	$20,938	$27,394	$46,448	$65,014
Net Income	$10,849	$15,527	$26,506	$38,309
EBITDA	$25,650	$36,916	$58,446	$78,115
Operating Cash Flow	$4,054	$11,809	$50,039	$69,458
Change in Working Capital	$(560)	$32,857	$39,925	$43,898

The Company has informed Parent and Purchaser that it provided the foregoing projected financial data to Baird, Emory and Duff & Phelps for their use in the preparation of their opinions. The use by Baird, Emory and Duff & Phelps of the forecasted projected financial data should not be regarded as an indication that any of Baird, Emory or Duff & Phelps or their respective affiliates or representatives consider this information to be a reliable prediction of future events. See “Special Factors – Opinion of Robert W. Baird & Co. Incorporated; – Appraisal Opinion of Emory & Co., LLC; and – Appraisal Opinion of Duff & Phelps, LLC.”

Item 11 is amended and supplemented by adding an additional paragraph at the end of the subsection entitled “Other Matters Relating to the Offer and the Merger – Certain Legal Matters – Litigation” (on page 88 of the Offer to Purchase, as previously amended and supplemented in Amendment No. 3 to Schedule TO, filed by Parent and Purchaser on September 19, 2008) containing the following text:

On October 10, 2008, counsel for the Company’s directors, the Company, Parent, Purchaser and the plaintiff in the Action entered into a Memorandum of Understanding (the “MOU”) in which the Company agreed to certain additional disclosures, which disclosures are included in amendments to the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO filed by Parent and Purchaser and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company, in exchange for a settlement that will include a release in favor of, among others, all defendants, their agents, financial advisors and insurers of all claims, including known and unknown claims (whether for damages or equitable relief). The settlement contemplated in the MOU (the “Settlement”) is contingent upon, among other things, confirmatory discovery as is appropriate and necessary to confirm the fairness and reasonableness of the terms of the Settlement, the negotiation of a definitive stipulation of settlement (the “Stipulation”), the closing of the Merger and the entry of an Order and Judgment by the Circuit Court in and for Washington County, Wisconsin (in substantially the form submitted by the parties or as thereafter modified pursuant to an agreement of the parties) approving the Settlement and the Stipulation and dismissing the Action on the merits with prejudice, which shall have become final and no longer subject to appeal or review.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manitou BF S.A.

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Tenedor Corporation

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Dated: October 10, 2008